

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 2, 2021

Murray Grainger
Chief Executive Officer and Director
Juniper II Corp.
3790 El Camino Real #818
Palo Alto, California 94306

> **Re: Juniper II Corp.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed June 17, 2021**
> **File No. 333-255021**

Dear Mr. Grainger:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 10, 2021 letter.

Amended Registration Statement on Form S-1/A filed June 17, 2021

Report of Independent Registered Public Accounting Firm, page F-2

1. We note that the date of your Independent Registered Accounting Firm's report (March 1, 2021) precedes the date of your financial statements (March 31, 2021). We further note, your Independent Registered Accounting Firm's consent filed as exhibit 23.1 references their audit of your financial statements as of January 21, 2021. Please amend your filing to correct these inconsistencies.

You may contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202- 551-3585 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Julian Seiguer, Esq.